March 31, 2009

Mr. John P. Nolan

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Nolan:

I am writing in response to your comment letter (file number 000-13396) dated March 3, 2009. In the text that follows, we have reproduced your comments in italic font with our responses in bold font following each comment.

1. We note your response to comment two from our letter dated December 30, 2008. Specifically, we note that your response, which includes the tabular presentation included in Attachment 2, only represents $2.8M of the $8.6M unrealized losses included within your Corporate Notes & Bonds line item as of September 30, 2008. Please provide us with a detail of the securities, similar to that provided in Attachment 2 for your trust preferred securities, which comprise the remainder of the unrealized losses as of September 30, 2008, in addition to a detailed explanation addressing how you determined that an other-than-temporary impairment did not exist with any of these securities. In addition, please provide this information as of December 31, 2008.

The detail of all of the securities that comprise the Corporate Notes & Bonds line item as of September 30, 2008 and December 31, 2008 is included in Attachment 1.

For all of the securities that comprise the Corporate Notes & Bonds line that are not structured pooled trust preferred securities (“TruPs”), the management of CNB Financial Corporation (the “Corporation”) followed the guidance in FASB Statement No. 115, SEC Staff Accounting Bulletin No. 59, and SEC Staff Accounting Topic 5.M while performing its analysis of other-than-temporary impairment. For each security issuer, we monitor publicly available financial information such as filings with the Securities and Exchange Commission. For financial institution issuers, we also monitor information from quarterly “Call” report filings that are used to generate Uniform Bank Performance Reports. When reviewing this information, we consider the financial condition and near term prospects of the issuer and whether downgrades by bond rating agencies have occurred. We also consider the length of time and the extent to which fair value has been less than cost and the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. As of September 30, 2008 and December 31, 2008, management concluded that the previously mentioned securities were not other-than-temporarily impaired for the following reasons:

•	There is no indication of any significant deterioration of the creditworthiness of the institutions who issued the securities.

•	The unrealized losses are predominantly attributable to liquidity disruptions within the credit markets and the generally stressed condition within the financial services industry.

•

All contractual interest payments on the securities have been received as scheduled, and no information has come to management’s attention through the processes described previously which would lead us to conclude that future contractual payments will not be received timely.

2. We note your response to comment two from our letter dated December 30, 2008. We also note that during the fourth quarter of 2008, you concluded that an other-than-temporary impairment existed for your $2M investment in US Capital Funding VI structured trust preferred security at which time you recorded a $2M other-than-temporary impairment. Please tell us the following:

•	The date you purchased the security. June 28, 2007

•	The specific subordination level and/or over-collateralization provisions of this investment, as applicable. See Attachment 2 – CNB Financial Corporation invested in the C-1 tranche of this TRuP.

•	The amount and timeliness of interest payments and/or defaults, which you state was a reason that the other-than-temporary impairment was recorded.

•	October 2007—$42,536 interest payment – received timely

•	January 2008—$37,020 interest payment – received timely

•	April 2008—$32,886 interest payment – received timely

•	July 2008—$23,812 interest payment – received timely

•	October 2008—$24,482 interest payment – received timely

•	January 2009—scheduled interest payment not received due to defaults and deferrals that occurred in underlying collateral

•

Whether you prepared or obtained the quantitative cash flow analyses supporting that an other-than-temporary impairment did not exist. We obtained the September 30, 2008 quantitative cash flow analysis from a broker-dealer after gaining an understanding of the methodology and the key assumptions to be used in the cash flow model.

•

What you consider to be an adverse change in the estimated cash flows. Since you concluded that an adverse change did not occur prior to the fourth quarter of 2008, please tell us the reasons for the significant unrealized loss position of this security as of June 30, 2008 ($1.2M or 60% of amortized cost) and September 30, 2008 ($1.7M or 85% of amortized cost) and why you didn’t record an other than temporary impairment at those dates.

Management consults the guidance in FASB Statement No. 115 and Emerging Issues Task Force Issue No. 99-20 to determine whether an adverse change in estimated cash flows has occurred. Specifically, paragraph 12b of EITF No. 99-20 states, “If, based on a holder’s best estimate of cash flows that a market participant would use in determining the fair value of the beneficial interest, there has been an adverse change in estimated cash flow an other-than-temporary impairment should be considered to have occurred and the beneficial interest should be written down to fair value with the resulting change being included in income.” The most significant reasons for the unrealized loss position of US Capital Funding VI at June 30, 2008 and September 30, 2008 were the liquidity disruptions within the credit markets and the generally stressed condition within the financial services industry. Based on the quantitative cash flow analyses that were performed for our investment in US Capital Funding VI as of June 30, 2008 and September 30, 2008 using the guidance of EITF 99-20, we did not believe that an other than temporary impairment occurred at those dates. However, we did conclude that an other-than-temporary impairment existed as of December 31, 2008 for the reasons stated in our letter dated February 19, 2009. A summary of the quantitative cash flow analysis for US Capital Funding VI as of December 31, 2008 is included at Attachment 3.

Additionally, please provide us with your quantitative cash flow analysis as of September 30, 2008 taken into consideration the information requested above. In addition, please fully explain your methodology in addition to the inputs/assumptions used and how you determined the validity of those inputs/assumptions.

A summary of the quantitative cash flow analysis for US Capital Funding VI as of September 30, 2008 is included at Attachment 4 and was prepared by a broker-dealer in accordance with the previously mentioned accounting standards. Key components of the methodology used are as follows:

•	Auction call – The presumption is that auction calls will not occur due to distressed market conditions.

•	Prepayments – No prepayments for the next five years followed by a 20% rate for one year and a 5% rate per year thereafter.

•	Default assumptions – Existing deferrals are assumed to become defaults. Additional defaults were also assumed based on then current market conditions and an evaluation of the underlying collateral.

•	Recovery rate – Any deferrals and defaults are assumed to result in losses at 100% severity. Historically, recoveries have occurred in many instances, but not all.

All of the specific inputs and assumptions used for US Capital Funding VI are detailed in Attachment 4, and management evaluated their reasonableness based on discussions with other independent broker-dealers and the understanding gained of the then current status of the markets for these types of instruments.

3. We also note your explanation included in Attachment 2, regarding the valuation of your $1.2M investment in MM Community Funding. Specifically, the valuation of this investment changed from an unrealized loss position of $805K as of September 30, 2008 to a minimal unrealized gain position as of December 31, 2008. You state that this was based upon your ability to gain greater visibility into the underlying collateral of the security, which necessitated modification of certain assumptions. Please explain in further detail the additional information you gathered related to the collateral underlying this investment, how this resulted in the significantly different valuation between periods, and how you concluded that the current valuation is more representative of this investment. Please include your quantitative cash flow analysis, further explain your methodology, and explain the inputs/assumptions used and how you determined the validity of those inputs/assumptions.

As of September 30, 2008, this investment was considered to be of high credit quality since it was rated AAA by S&P. Therefore, the scope exception in paragraph 5e of EITF 99-20 was applied and a quantitative cash flow analysis was not required by current accounting guidance. As a result, as of September 30, 2008 and all prior quarters, management consistently obtained pricing for this security from its investment custodian which was derived from their proprietary debt security modeling platform. During the quarter ended December 31, 2008, this security was downgraded, and the EITF 99-20 scope exception no longer applied. Therefore, management hired Sterne Agee & Leach, Inc. to perform the other-than-temporary impairment evaluation as of December 31, 2008 as well as the valuation of the security under FASB Statement No. 157. A summary of the quantitative cash flow analysis for MM Community Funding as of December 31, 2008 is included at Attachment 5. A general overview of Sterne Agee’s valuation methodology that was used to evaluation all of the Corporation’s TruPs is included at Attachment 6.

The difference in valuation between periods can be attributed to a change in valuation methodologies associated with our retention of Sterne Agee to perform our fourth quarter valuations as a result of the previously mentioned downgrade. Sterne Agee’s approach differs from the valuation methodology that we applied in previous quarters, resulting in a significantly higher valuation of our position in the Class B Notes of MM Community Funding II for the quarter ended December 31, 2008, and lower valuations for our other five TruPs. It is important to note that Sterne Agee applied the same valuation methodology to each of our six TruPs, and that the Class B Notes have a higher fair value than our other positions because they differ in several important respects.

First, these bonds have seniority with respect to both interest and principal payments, while our other investments are subordinate in the priority of payments. At inception, the Class B Notes resided in the middle of the deal’s three tranche capital structure, but issuers prepaid $597 million of the original $726.4 million collateral balance after the deal passed its five-year first call date. The principal from prepayments was used to retire the senior notes in the deal, and the balance of the Class B Notes was reduced from $205 million to $83.6 million. As a consequence, the Class B Notes now enjoy much of the credit enhancement originally assigned to the senior notes, yet retain the coupon yield associated with a subordinate position in the capital structure.

Second, MM Community Funding II closed in November of 2001, several years prior to the boom in TruP issuance, during which spreads on both the assets and the liabilities of these deals tightened dramatically. As a result of their higher spreads, both the Class B Notes and the collateral in MM Community Funding II have not declined in value to the degree of most other TruPs. The Class B Notes are secured by a performing collateral balance of $101 million, which Sterne Agee valued at $92.1 million, or 91 cents on the dollar, versus values of 55-60 cents on the dollar that Sterne Agee assessed for most other TruPs. Thus, the Class B Notes are overcollateralized on a fair value basis, which supports a higher valuation.

Third, $75 million of the performing collateral in this deal matures on 12/15/2011, the proceeds from which will be applied the pay down the principal of the Class B Notes. This scheduled principal payment represents 90% of the current balance of these bonds, which significantly shortens their duration relative to our other positions that extend for approximately thirty years. Bonds with short durations, by definition, are less sensitive to changes in market spreads than bonds with longer durations.

Collectively, the seniority, overcollateralization, and short duration of the Class B Notes support a value of approximately par.

4. As it relates to the remainder of your investments as provided in Attachment 2 (Alesco V, Alesco XII, Alesco XVII, and Preferred Term XVI), please tell us how you determined that an other-than-temporary impairment does not exist at either September 30, 2008 or December 31, 2008. We note that the unrealized loss position on these securities ranged from 32%—51% as of September 30, 2008 to 57%—77% as of December 31, 2008. Please provide a detailed analysis fully discussing how you determined an other-than-temporary impairment was not necessary based upon the significant unrealized loss position of these securities. In your response, please provide further quantitative and qualitative information supporting your accounting. Please include your quantitative cash flow analyses, further explain your methodology, and explain the inputs/assumptions used and how you determined the validity of those inputs/assumptions.

Management concluded that an other-than-temporary impairment did not exist for investments in Alesco V, Alesco XII, Alesco XVII, and Preferred Term XVI as of both September 30, 2008 and December 31, 2008 since the present value of the projected cash flows is sufficient for full repayment of the amortized cost of the securities. Extremeley condensed summaries of the quantitative cash flow tests are attached to this letter, as follows:

•	Alesco V as of September 30, 2008 – Attachment 7

•	Alesco V as of December 31, 2008 – Attachment 8

•	Alesco XII as of September 30, 2008 – Attachment 9

•	Alesco XII as of December 31, 2008 – Attachment 10

•	Alesco XVII as of September 30, 2008 – Attachment 11

•	Alesco XVII as of December 31, 2008 – Attachment 12

•	Preferred Term XVI as of September 30, 2008 – Attachment 13

•	Preferred Term XVI as of December 31, 2008 – Attachment 14

As previously mentioned, management utilized the services of a broker-dealer to prepare its quantitative cash flow analyses for the quarter ended September 30, 2008, and the methodology and assumptions are outlined in our response to question 2. Management then utilized Sterne Agee to prepare its quantitative cash flow analyses as of December 31,

2008. In general, the significant unrealized losses on our TRuPs are due to the sharp increase in spreads experienced during the credit crisis and the negative credit migration of the collateral securing our positions, factors that are fully incorporated into the valuations. However, other-than-temporary impairment is characterized by an adverse change in estimated cash flows, which has not occurred for any of these positions.

To test for other-than-temporary impairment, we relied on the EITF 99-20 model, under which management must estimate cash flows based on assumptions that they believe that market participants would use in determining the current fair value of a beneficial interest. If there has been an adverse change in estimated cash flows, as evidenced when the present value of currently estimated cash flows is less than the present value of estimated cash flows at the last measurement date, then impairment is other-than-temporary.

It is important to note that the cash flows used in these tests are the same as those that underlie our assessments of fair value, which is consistent with the requirement that cash flow projections be based on assumptions that a market participant would use in determining fair value. To derive the net present value of these cash flows, Sterne Agee used the coupon yield for each bond as a discount rate, which is the current yield that we use to calculate our beneficial interests in these investments. For each of these bonds, the net present value of Sterne Agee’s projected cash flows was equal to the par balance of the bonds, which is our amortized cost. This supports our conclusion that other-than-temporary impairment does not exist, given that we have the positive intent and ability to hold these investments until the earlier of maturity or forecasted recovery.

The apparent paradox that these bonds have sustained large unrealized losses, yet do not exhibit other-than-temporary impairment, can be explained through a brief analysis of one of our investments. The Class B Notes of Preferred Term XVI were issued with a coupon of LIBOR plus 100, and based on Sterne Agee’s credit analysis, 15% of the collateral pool is likely to default over the next five quarters. Due to this severe negative credit migration, and the generalized increase in spreads over the last year, Sterne Agee estimated that the fair value spread for this bond has increased to 8.8%, which equates to a fair value of $.43. However, the Class B Notes reside in the middle of the capital structure of Preferred Term XVI, such that losses of up to 37% of the collateral pool will be absorbed by subordinate tranches before these bonds will break yield. Thus, despite a significant decline in fair value, this bond is expected to remain overcollateralized, with both the amount and timing of its originally projected cash flows unchanged. This illustrates that while large unrealized losses may be a symptom of other-than-temporary impairment, these losses are often attributable to large increases in the market discount for risk, and not impaired cash flows. This is true of each of the bonds referenced in this question.

Attachment 15 includes a summary of the Corporation’s TruPs with a remaining cost basis as of December 31, 2008, including the additional defaults that would need to occur to result in a conclusion of other-than-temporary impairment. Because the TruPs were significantly overcollateralized, the additional defaults that would need to occur to result in other-than-temporary impairment are significant. Although management did not obtain this analysis in a similar format as of September 30, 2008, the scope of additional defaults that would have been required to “break yield” and result in other-than-temporary impairment for these securities would be similar to December 31, 2008.

Please contact me if you have any questions concerning this letter or the attachments.

Sincerely,

/s/ Charles R. Guarino
Charles R. Guarino, CPA
Treasurer and Principal Financial Officer

CNB Financial Corporation

Corporate Notes & Bonds

September 30, 2008 and December 31, 2008

{Amounts in Thousands}

September 30, 2008
CUSIP	Description	Underlying Issuer	Credit Rating	Amortized Cost	Unrealized Gain/(Loss)	Fair Value	Loss Duration
Structured pooled trust preferred securities:
903428AF7	US Capital Funding VI	A	not rated	2,000	(1,717)	283	< 12 months
55309TAC2	MM Community Funding	B	A2	1,238	(805)	433	< 12 months
74041EAC9	Preferred Term XVI	C	Aa2	995	(319)	676	< 12 months

Other corporate notes & bonds:
693476BD4	PNC Funding Corp.	n/a	A1	1,048	(48)	1,000	< 12 months
316773CF5	Fifth Third Bank	n/a	not rated	1,955	(492)	1,463	< 12 months
38141GEU4	Goldman Sachs	n/a	A1	1,982	(541)	1,441	< 12 months
360271AH3	Fulton Financial Corp	n/a	A3	1,980	(261)	1,719	< 12 months
20035CAB6	Comerica Bank	n/a	A2	1,908	(397)	1,511	< 12 months
867914AZ6	Suntrust Banks	n/a	A1	1,000	(106)	894	< 12 months
929768AA7	Wachovia Capital Trust II	n/a	A2	962	(237)	725	> 12 months
62874FAA7	Nationsbank Capital Trust III Bank of America)	n/a	Aa3	968	(276)	692	> 12 months
161480AA6	Chase Capital II	n/a	Aa3	957	(217)	740	> 12 months
446283AD5	Huntington Capital Trust I	n/a	Baa1	983	(663)	320	> 12 months
86787XAA3	Suntrust Capital I	n/a	A2	1,969	(395)	1,574	> 12 months
06605VAA5	Bankboston Capital Trust III	n/a	Aa3	1,984	(490)	1,494	> 12 months
16162LAA1	Chase Capital VI	n/a	Aa3	970	(227)	743	> 12 months
33889WAA4	Bank of America Corp	n/a	Aa3	1,000	(256)	744	> 12 months
01852FAC7	Allfirst Preferred Capital	n/a	A3	2,010	(432)	1,578	> 12 months
370425SJ0	General Motors Acceptance Corp.	n/a	B3	504	(147)	357	> 12 months
33738MAD3	First Union National Bank (Wachovia)	n/a	Aa3	2,035	(289)	1,746	> 12 months
638585BH1	Nationsbank Corp (Bank of America)	n/a	Aa3	1,975	(7)	1,968	> 12 months
066047AA9	Bank of America Capital III	n/a	Aa3	494	(105)	389	< 12 months
31982SAC9	First Commonwealth Capital Trust I	n/a	not rated	2,012	(222)	1,790	> 12 months

				32,929	(8,649)	24,280

December 31, 2008
CUSIP	Description	Underlying Issuer	Credit Rating	Amortized Cost	Unrealized Gain/(Loss)	Fair Value	Loss Duration
Structured pooled trust preferred securities:
903428AF7	US Capital Funding VI	A	not rated	—	—	—	< 12 months
55309TAC2	MM Community Funding	B	Baa2	1,224	37	1,261	n/a
74041EAC9	Preferred Term XVI	C	Aa2	990	(565)	425	< 12 months

Other corporate notes & bonds:
693476BD4	PNC Funding Corp.	n/a	A1	1,045	(44)	1,001	< 12 months
316773CF5	Fifth Third Bank	n/a	A2	1,955	(324)	1,631	> 12 months
38141GEU4	Goldman Sachs	n/a	A1	1,981	(298)	1,683	> 12 months
360271AH3	Fulton Financial Corp	n/a	A3	1,980	(29)	1,951	> 12 months
20035CAB6	Comerica Bank	n/a	A2	1,910	(394)	1,516	> 12 months
867914AZ6	Suntrust Banks	n/a	A1	1,000	(16)	984	> 12 months
929768AA7	Wachovia Capital Trust II	n/a	A-	965	(302)	663	> 12 months
62874FAA7	Nationsbank Capital Trust III Bank of America)	n/a	Aa3	970	(500)	470	> 12 months
161480AA6	Chase Capital II	n/a	Aa3	959	(428)	531	> 12 months
446283AD5	Huntington Capital Trust I	n/a	Baa1	984	(557)	427	> 12 months
86787XAA3	Suntrust Capital I	n/a	A2	1,970	(454)	1,516	> 12 months
06605VAA5	Bankboston Capital Trust III	n/a	Aa3	1,984	(557)	1,427	> 12 months
16162LAA1	Chase Capital VI	n/a	Aa3	971	(449)	522	> 12 months
33889WAA4	Bank of America Corp	n/a	Aa3	1,000	(519)	481	> 12 months
01852FAC7	Allfirst Preferred Capital	n/a	A3	2,007	(672)	1,335	> 12 months
370425SJ0	General Motors Acceptance Corp.	n/a	C	501	(20)	481	> 12 months
33738MAD3	First Union National Bank (Wachovia)	n/a	Aa2	2,011	(27)	1,984	< 12 months
638585BH1	Nationsbank Corp (Bank of America)	n/a	Aa3	1,991	31	2,022	n/a
066047AA9	Bank of America Capital III	n/a	Aa3	499	(221)	278	> 12 months
31982SAC9	First Commonwealth Capital Trust I	n/a	not rated	2,011	(221)	1,790	> 12 months

				30,908	(6,529)	24,379

A -   Community banks, insurance companies, and debt issued by other commercial enterprises

B -   Community banks and one large regional bank

C -   Community banks and insurance companies

Attachment 1

Excerpt from October 2008 Note valuation Report

U.S. Capital Funding VI Ltd

Tests and Statistics

	Initial	Prior	Current	Trigger	Result
Senior Principal Coverage Test	0.00%	134.45%	132.87%	122.93%	PASS
Senior Subordinate Principal Coverage Test	0.00%	106.92%	105.67%	102.69%	PASS
Mezzanine Principal Coverage Test	0.00%	101.36%	100.17%	100.99%	FAIL
Senior Interest Coverage Test	0.00%	207.69%	187.36%	115.00%	PASS
Senior Subordinate interest Coverage Test	0.00%	149.28%	135.36%	105.00%	PASS
Mezzanine Interest Coverage Test	0.00%	136.96%	124.34%	100.00%	PASS
Moody’s Asset Correlation Test	0.00%	0.00%	7.60%	11.50%	PASS
Filch Scoring Test	0.0	2.0	2.0	3.3	PASS
Eligibility Criteria	—	—	—	—	PASS
Minimum Wtd. Avg. Loan Recovery Rate Test	—	—	—	—	PASS
Moody’s Wtd. Avg. Loan Rating Test	0	2693	2664	2800	PASS
Weighted Average Loan Coupon Test	0.000%	0.000%	0.000%	6.95%	N/A
Weighted Average Loan Spread Test	0.000%	2.809%	2.701%	2.40%	PASS
Weighted Average Loan Life Test	0.00	5.87	5.64	9.00	PASS
Fitch Wtd. Avg. Rating Factor Test	0	27	29	34.98	PASS

*	Result is not available for S&P CDO Monitor Test

	Initial	Prior	Current	Trigger	Result
# of Collateral Debt Securities	—	102	103	—	—
# of Affiliated Financial Institutions	—	92	93	—	—
% of Fixed Issues	0.0%	32.2%	32.1%	—	—
% of Floating Issues	0.0%	67.8%	67.9%	—	—
% of Fixed/Float Issues	0.0%	0.0%	0.0%	—	—
# of Defaults	—	2	3	—	—
% of Per (b)(ii)(b)	0.0%	0.0%	0%	20%	PASS
% of Per (g)	0.0%	0.0%	0.0%	10%	PASS
% of Per (f)	0.0%	0.0%	0.0%	10%	PASS
% of Per (A)	0.0%	0.0%	0.0%	15%	PASS

As of 10/03/2008

Asset Balances

Cash	$10,172,088.64
Collateral Debt Securities	$605,302,028.20

Notes Statistics

	Outstanding Balances	Interest Rate
Class A-1 Notes	$375,000.000.00	3.070000%
Class A-2 Notes	$60,000,000.00	3.340000%
Class B-1 Notes	$80,000,000.00	3.840000%
Class B-2 Notes	$32,000,000.00	6.775000%
Class C-1 Notes	$22,000,000.00	4.790000%
Class C-2 Notes	$8.000.000.00	7.725000%
Income Notes	$34,000,000.00	—

This report has been compiled from information provided to The Bank of New York Mellon Trust Company, N.A. (“Bank”) by various parties and is provided for information purposes only. Certain information included in the report is estimated approximated or projected. The report is provided as is without any representations or warranties as to accuracy or completeness, and neither this collateral administrator nor the Trustee shall have any liability for or arising out of the use of any of this information.

Copyright © 2008 The Bank of New York Mellon Trust Company N.A. All rights reserved.	Relationship Manager Kevin Kwok @ 312 827-8630

Attachment 2

US Capital Funding VI

OTTI Test, Class C-1 Notes

Data as of 12/31/2008

Sterne Agee Base Case Assumptions

Prepayments: For banks, 10% at the later of the first call date or the fourth quarter of 2011, and none thereafter. For term loans, we assumed zero prepayments.

Defaults-Specific Issuers:

Corus Bancshares, Irwin Financial Corporation, Premier Bancshares, Strategic Capital Bancorp and Vineyard National Bancorp are currently in deferral and Washington Mutual is currently in default. We assumed that Washington Mutual will have zero recovery and the remaining issuers will have 10% recoveries after 2 years. In addition, we assumed that First State NM will default prior to the 4/10/2009 payment date, with 10% recoveries lagged 2 years. As we do not have the information required to analyze C-BASS 2006-2/B and C-BASS 2006-5/B, to be conservative, we wrote down both securities by 50% as of the 4/10/2009 payment date.

Banks:

2% annually for 2 years, and 36 basis points annually thereafter, with 10% recoveries lagged 2 years.

Term Loans:

For rated issuers/issues, we selected the lowest rating of the three major agencies, and projected defaults using Moody’s idealized default probabilities. For unrated issuers, we applied the same methodology using an assumed rating of CCC-. To be conservative, we assumed recoveries of 60% for all first lien term loans, which, according to a Fitch study, is approximately 20% below the average recovery rate for secured and senior secured loans. We assumed zero recoveries for second lien term loans.

Auction Call:	None
LIBOR Flat:	2.629%
Spread:	2.000%
Discount Rate:	4.629%

Sterne Agee Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	10/10/08		22,000,000			—
Net Present Value							1,697,120

Conventional Dealer Base Case Assumptions

Prepayments: For banks, 10% at the first call date and 2% annually thereafter. For term loans, we assumed zero prepayments.

Defaults/Recoveries:

Corus Bancshares, Irwin Financial Corporation, Premier Bancshares, Strategic Capital Bancorp and Vineyard National Bancorp are currently in deferral and Washington Mutual is currently in default. We assumed that all of these issuers will default with 10% recoveries, lagged 2 years.

Banks:

1.2% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Term Loans:

For all issuers, we assumed that the dealer base case was a weighted average rating factor equivalent to a B3 rating, and projected defaults using Moody’s idealized default probabilities for this rating. We assumed 80% recoveries for all term loans.

Auction Call:	See Note 2, below.
LIBOR Flat:	2.629%
Spread:	2.000%
Discount Rate:	4.629%

Dealer Base Case Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	10/10/08		22,000,000			—	—
Net Present Value							22,001,596

OTTI Impairment	Yes

Notes:

1)	This analysis assumes that the bond was acquired at par under a generic dealer base case scenario, and that the bond’s coupon is the current yield used to accrete its beneficial interest.
2)	Due to high current deferrals/defaults, the performing collateral will not be sufficient to retire the deal’s liabilities at par until maturity.
3)	Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

Attachment 3

US Capital Funding VI, Class C1

Deal Information
Deal Type:	CDO	WAC:	5.4657	Orig Deal Bal:	$611,000,000.00	WA Rem Term:	281
Cur Deal Bal:	$611,000,000.00	WA Amort Term:	281	Orig Collat Bal:	$600,000,000.00	Cur Collat Bal:	$602,440,351.22
Latest update:	Jul 03, 2008	Settle:	Oct 10, 2008	Closed:	Jun 28, 2007	Next Pay:	Jan 10, 2009	First Pay:	Oct 10, 2007	Reinv End:	Jul 10, 2013

Tranche Information		Price/Yield
Tranche	C1	Given: Disc Margin		3%	4%	5%
CUSIP	903428AF7	200	Price	100.0000	100.0000	100.0000
ISIN	USG9302FAF20		WAL	20.05	20.50	21.11
Coupon	4.7900		Yield @ Center	4.7649	4.7643	4.7637
Type	MEZ_FLT		Principal Window	Oct17 to Jul37	Apr18 to Jul37	Oct18 to Jul37
Orig Balance	22,000,000.00		Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Cur Balance	22,000,000.00		Accum Int Shortfall	0.00	0.00	0.00
Capitalizes Defrd Int	Yes		Accum Coup Cap Shortfall	NA	NA	NA
Factor	1.0000		Min Credit Support Pct	4.28	4.05	3.82
Orig Moody’s	NA		Maturity #mos	345	345	345
Curr Moody’s	NR		Mod Durn	12.451	12.622	12.858
Orig S&P	NA		Mod Convexity	2.220	2.287	2.376
Orig Fitch	BBB		Total Collat Loss(Entitled)	4,546,107.22 (0.79%)	6,018,182.44 (1.04%)	7,469,106.28 (1.29%)
Curr Fitch	BBB		Total Collat Loss w/ History(Entitled)	4,546,107.22 (0.76%)	6,018,182.44 (1.00%)	7,469,106.28 (1.24%)
Delay	0		Total Collat Liquidation(Entitled)	4,546,107.22 (0.79%)	6,018,182.44 (1.04%)	7,469,106.28 (1.29%)
Accrual Date	10/10/2008		Scenario Name	3%	4%	5%
Group			Prepay Rate	100 *CPR0-5y-20-1y-5	100 *CPR0-5y-20-1y-5	100 *CPR0-5y-20-1y-5
Accum Writedown	0.00		YMP	Incl pnlty	Incl pnlty	Incl pnlty
Accum Int Shortfall	0.00		Prepay Monthly	No	No	No
Accum CoupCap Shortfall	0.00		Default Rate	300 *1MDR2MO	400 *1MDR2MO	500 *1MDR2MO
Int Rate Used	LIBOR 3MO		Default Severity	100	100	100
Float Formula	LIBOR_3MO + 2.00		Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
Floater Floor	0.0000		Advance (% of P&I)	0	0	0
Floater Cap	9999.000000		Recovery Lag	12	12	12
Floater Spread	2.0000		Recovery Time Series	100	100	100
Stated Mat	07/10/2043		Liquidation Time Series	0	0	0
Freq	Quarterly		Rate During Init Recov Lag	0	0	0
Business Day	Following		Severity During Init Recov Lag	0	0	0
Daycount	Actual/360		Default Monthly	No	No	No
Has Credit Enh	Yes		Already Defaulted Severity (%)	0	0	0
			Already Defaulted Lag	0	0	0
			Already Defaulted Time Series	100	100	100
			Already Defaulted Liq Time Series	0	0	0
			Already Defaulted Advance (%)	0	0	0
			Already Defaulted Serv Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
			Opt Redem	N/N	N/N	N/N
			LIBOR_1MO	3	3	3
			LIBOR_2MO	3	3	3
			LIBOR_3MO	2.7	2.7	2.7
			PRIME	4.5	4.5	4.5
		Yield Curve	Mat 1MO 3MO 6MO 2YR 3YR 5YR 10YR 30YR
			Yld

Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

Attachment 4

MM Community Funding II

OTTI Test: Class B Notes

Data as of 12/31/2008

Sterne Agee Base Case Assumptions

Prepayments: 10% at the later of the first call date or the fourth quarter of 2011, and none thereafter.

Defaults-Specific Issuers:

BankFirst Corporation and Builders Bank are currently in deferral. We assumed that these issuers will default with 10% recoveries lagged 2 years. We did not identify any additional CAMELS 4 or 5 rated issuers for this deal.

Defaults-General:

2% annually for 2 years beginning on 6/15/2009, and 36 basis point annually thereafter, with 10% recoveries lagged 2 years.

Auction Call:	There is no auction call for this deal.
LIBOR Flat:	2.688%
Spread:	2.200%
Discount Rate:	4.888%

Sterne Agee Projected Cash Flows

Semiannual Period	Date	Semiannual Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/15/08		83,613,905			—
Net Present Value							83,612,054

Conventional Dealer Base Case Assumptions

Prepayments: 10% at the first call date and 2% annually thereafter.

Defaults-Specific Issuers:

BankFirst Corporation and Builders Bank are currently in deferral. We assumed that these issuers will default with 10% recoveries lagged 2 years.

Defaults-General:

1.2% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Auction Call:	There is no auction call for this deal.
LIBOR Flat:	2.688%
Spread:	2.200%
Discount Rate:	4.888%

Dealer Base Case Projected Cash Flows

Semiannual Period	Date	Semiannual Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/15/08		83,613,905	—	—	—
Net Present Value							83,612,131

No

OTTI Impairment

Note: This analysis assumes that the bond was acquired at par under a generic dealer base case scenario, and that the bond's coupon is the current yield used to accrete its beneficial interest.

Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

Attachment 5

Sterne Agee’s TruP valuation methodology is based on the premise that the fair value of a TRuP’s collateral should approximate the fair value of its liabilities. Conceptually, this premise is supported by the notion that cash generated by the collateral flows through the TRuP structure to bond and equity holders, and that the TRuP structure neither enhances nor diminishes its value. This approach is relatively simple, and was designed to value structured assets like TruPS that currently do not have an active trading market, but are secured by collateral that can be benchmarked to comparable, publicly traded securities. What follows is a summary of this methodology, as conveyed by the Senior Vice President at Sterne Agee who designed their proprietary cash flow and valuation model.

TruPs are primarily secured by trust preferred securities, subordinated debt and surplus notes issued by small and mid-sized banks, insurance companies, real estate investment trusts, and homebuilders. These securities are generally floating rate instruments with 30-year maturities, and are callable at par after five years. Until the advent of TruPs in 2000, TruP issuers were too small to have access to the capital markets. As a consequence, there is a limited price history for this asset class outside of the TRuP market, which has not yielded a new issue since the fall of 2007. Moreover, given current economic conditions and the fact that most issuers are unrated, the credit quality of TruP pools is difficult to estimate, further complicating price discovery. Our solution to this problem was to note that bond yields reflect default risk, among other factors such as the risk free rate of return and liquidity, and that if we could model the incremental default risk posed by current credit market conditions, we could rely on the original credit rating of the collateral pool to source our discount rate. This technique affords the valuation of cash flows that incorporate collateral default projections without double-counting the default risk inherent in discount rates.

TruPs were rated on the assumption that collateral pools possessed weighted average ratings factors equivalent to a BBB/BBB- corporate credit rating. Accordingly, we based our collateral discount rates on the yields of publicly traded TruPs and preferred stock issued by comparably rated banks, insurance companies and real estate investment trusts at December 31, 2008. As the yields for these sectors vary, discount rates for each pool were weighted by the performing balance of each asset class. In general, this analysis revealed that spreads for TruP collateral have widened by over 500 basis points since 2007, prior to accounting for negative credit migration.

To determine the decline in the collateral’s value associated with this increase in credit spreads, we projected collateral cash flows for each pool using Intex, the industry standard modeling software for collateralized debt obligations. Intex provides specific contractual terms for each TruP issue, including spreads and maturities, enabling very precise cash flow projections. Once generated, the cash flows for each pool were discounted at the applicable rate, and the resulting fair values reflected declines of 40% to 45% of par for the average deal in our universe. In our view, these declines in the fair value of collateral provide the best estimate of the component of TRuP losses that is due to increases in the market price for credit risk. As the market for TruPs is currently inactive, limiting visibility on how these losses would be absorbed across the capital structure, we allocated losses to the principal balance of each bond on a pro rata basis. We then computed discount margins from the assessed fair value of each bond, which served as the basis for our discount rates.

Attachment 6

At this stage of the analysis, we assessed the credit quality of each collateral pool for the purposes of projecting defaults and recoveries. In general, the credit quality of most TruP collateral has declined significantly during the credit crisis, with roughly 10% of TruP collateral currently in default or deferral. We assumed, conservatively, that all issuers currently in deferral will default prior to their next payment dates. Bank trust preferred issues represent the majority of TruP collateral, and issuers are typically not rated by the major statistical rating agencies. Therefore, we assigned a bank credit analyst to evaluate the credit quality of each bank issuer based on financial ratios generated from third quarter 2008 call report data. The analyst focused on ratios reflecting issuers’ capital adequacy, asset quality, earnings, liquidity, and sensitivity to interest rates, which are known as CAMELS ratios. Banks with ratios revealing material credit risk were projected to default prior to their next payment dates.

Due to the current stress on the banking system, and the fact that ratio analyses are backward looking, we added a baseline default rate of 2% annually for the next two years to our default projections for specific issuers. This figure represents the peak, post-war bank default rate that occurred at the height of the savings and loan crisis, which we believe is an accurate proxy for the current environment. Within the next two years, we expect that credit markets will normalize and that banks with the financial strength to survive will default at a .36% average annual rate, which represents Moody’s idealized default probability for BBB corporate credits, and is in line with historical bank failure rates.

We based our default projections for insurance issuers on credit ratings and associated idealized default probabilities provided by A.M. Best, which rates more than 90% of all insurance companies that issued into TruPs. To be consistent with A.M. Best’s methodology for rating insurance TRuPs, unrated issuers were assigned a credit rating of CCC-. Given the heightened credit risk posed by current economic conditions, we doubled A.M. Best’s idealized default probabilities for each of the next two years and reduced the ratings of issuers on negative watch by two notches.

Our default projections for real estate investment trusts and homebuilders, which issued a very small percentage of the collateral in mixed deals, were based on credit ratings provided by the three major rating agencies, when available, and Moody’s idealized default probabilities. Unrated, publicly traded issuers were evaluated based on financial ratios and stock prices, and projected to either default immediately, or at rates associated with either BBB- or CCC rated corporate credits. Unrated, non-publicly traded issuers were assigned a CCC rating.

Quantifying losses given default is an important consideration in TRuP valuation, as recoveries are applied to retire bond principal. TruP collateral is deeply subordinated within issuers’ capital structures, so large recoveries are unlikely. Accordingly, we assumed 10% recoveries on bank collateral, and zero recoveries on collateral issued insurance companies, real estate investment trusts, and homebuilders.

Attachment 6

Two additional considerations in our analysis were prepayment and auction call assumptions, which primarily affect the duration of TruPs. TruPs are generally callable within five years, and during the boom in their issuance, dealer demand for collateral tightened spreads to artificially low levels that are unlikely to recur. As a consequence, we believe that prepayments will be limited to issuers that are acquired by large banks with low financing costs. In deference to the conventional view that the banking industry will undergo significant consolidation over the next several years, we estimated that 10% of TruPs will be called in the fourth quarter of 2011, and none thereafter.

Auction calls are a structural feature designed to create a 10-year expected life for collateralized debt obligations secured by 30-year TruP collateral. Auction call provisions mandate that at the end of the tenth year of a deal, the collateral is submitted to auction at a minimum price sufficient to retire the deal’s liabilities at par. If the initial auction is unsuccessful, turbo payments take effect that divert cash flows from equity holders to pay down senior bond principal, and auctions are repeated quarterly until successful. During the period that the TruP market was active, it was generally assumed that auction calls would succeed because they offered a source of collateral that dealers could recycle into new collateralized debt obligations. However, given the uncertain future of this market, negative collateral credit migration, and the decline in market value of collateral, we believe that successful auction calls are highly unlikely, and that these deals will extend through their full 30-year maturities.

The final step in our analysis involves modeling and valuing the cash flows for each deal under the assumptions described above. As noted above, we use Intex to model TRuPs, which enables modeling of issuer specific defaults and recoveries, as well as the global application of our prepayment auction call assumptions. For each deal, we generated cash flow projections for both the collateral and the TRuP, and inserted them into our valuation model. At this stage, we adjusted the discount rates that we estimated earlier to account for the erosion in subordination that we projected to occur as a result of collateral defaults, thereby capturing the incremental default risk associated with negative collateral credit migration. We then assessed the fair value of each bond by discounting their projected cash flows by these recalibrated discount rates. To confirm that our final valuation reflects our valuation premise, we displayed the present value of the collateral cash flows alongside the aggregate fair value of the liabilities. We also conducted other-than-temporary impairment testing in conjunction with our valuations.

Details of the specific default, recovery, prepayment and auction call assumptions adopted for each deal appear at the top of the other-than-temporary impairment schedules at Attachments 3, 5, 8, 10, 12, and 14.

Attachment 6

SEPT_PRICE

Cashflow Report	Settle Date:	Sep 23, 2008
Bond:	01448tad6	Scenario:	2
Deal, Tranche:	ALESCO5,C1	CUSIP	01448TAD6	Assumps Used	Portfolio
Orig Face	$1,000,000.00	Cur Face	$1,000,000.00	Latest Update	0808
Scenario Name	9/30/08	Prepay Rate	100 *CPR0-5y-20-1y-5	YMP	Incl pnlty	Prepay Monthly	No
Default Rate	100 *10yr1-0after	Default Severity	100	Servicer Advance	All but newly liqdtd	Advance (% of P&I)	0
Recovery Lag	12	Recovery Time Series	100	Liquidation Time Series	0	Rate During Init Recov Lag	0
Severity During Init Recov Lag	0	Default Monthly	Yes	Already Defaulted Severity (%)	100	Already Defaulted Lag	12
Already Defaulted Time Series	100	Already Defaulted Liq Time Series	0	Already Defaulted Advance (%)	0	Already Defaulted Serv Advance	All but newly liqdtd
Opt Redem	N/N	LIBOR_3MO	2.7

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest
Total		1,000,000.00	1,101,324.04	2,101,324.04		0.00*	1,101,324.04

Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

*	A principal writedown of $0 indicates that there is no other-than-temporary impairment

Attachment 7

ALESCO Preferred Funding V

OTTI Test, Class C-1 Notes

Data as of 12/31/2008

Base Case Assumptions

Prepayments: 10% at the later of the first call date or the fourth quarter of 2011, and none thereafter.

Defaults-Specific Issuers:

First National Bank Holding Company and Horizon Bancorp are currently in default, and Corus Bancshares, Hanmi Financial Corporation, HOME, Polk County Bancorp and TierOne Corporation are currently in deferral. We assumed that these issuers will have 10% recoveries lagged 2 years. We did not identify any additional CAMELS 4 or 5 rated issuers in this deal.

Banks:

2% annually for 2 years, and 36 basis points annually thereafter, with 10% recoveries lagged 2 years.

Insurance Companies:

Based on AM Best’s ratings and associated idealized default probabilities. Credits on negative watch were downgraded two notches. To account for current credit conditions, we doubled the AM Best’s idealized default probabilities for each of the next two years. We assumed zero recovery on insurance issuer defaults.

Auction Call:	None
LIBOR Flat:	2.629%
Spread:	1.650%
Discount Rate:	4.279%

Sterne Agee Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/23/08		42,350,000			—
Net Present Value							42,349,239

Conventional Dealer Base Case Assumptions

Prepayments: 10% at the first call date and 2% annually thereafter.

Defaults/Recoveries:

First National Bank Holding Company and Horizon Bancorp are currently in default, and Corus Bancshares, Hanmi Financial Corporation, HOME, Polk County Bancorp and TierOne Corporation are currently in deferral. We assumed that these issuers will have 10% recoveries lagged 2 years.

Banks:

1.2%	at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Insurance Companies:

2.1%	at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Auction Call:	See Note 2, below.
LIBOR Flat:	2.629%
Spread:	1.650%
Discount Rate:	4.279%

Dealer Base Case Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/23/08		42,350,000			—	—
Net Present Value							42,349,498

OTTI Impairment	No

Notes

1)	This analysis assumes that the bond was acquired at par under a generic dealer base case scenario, and that the bond’s coupon is the current yield used to accrete its beneficial interest.

2)	Due to high current defaults, an auction of the performing collateral will not be sufficient to retire this deal’s liabilities until 3/23/2021 under a dealer base case scenario.

3)	Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

Attachment 8

SEPT_PRICE

Cashflow Report	Settle Date:	Sep 23, 2008
Bond:	01450dae4	Scenario:	2
Deal, Tranche:	ALESCO12,C1	CUSIP	01450DAE4	Assumps Used	Portfolio
Orig Face	$1,000,000.00	Cur Face	$1,000,000.00	Latest Update	0808
Scenario Name	9/30/08	Prepay Rate	100 *CPR0-5y-20-1y-5	YMP	Incl pnlty	Prepay Monthly	No
Default Rate	100 *10yr1-0after	Default Severity	100	Servicer Advance	All but newly liqdtd	Advance (% of P&I)	0
Recovery Lag	12	Recovery Time Series	100	Liquidation Time Series	0	Rate During Init Recov Lag	0
Severity During Init Recov Lag	0	Default Monthly	Yes	Already Defaulted Severity (%)	100	Already Defaulted Lag	12
Already Defaulted Time Series	100	Already Defaulted Liq Time Series	0	Already Defaulted Advance (%)	0	Already Defaulted Serv Advance	All but newly liqdtd
Opt Redem	N/N	LIBOR_3MO	2.7	LIBOR_6MO	2.9

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest
Total		1,000,000.00	1,128,570.00	2,128,570.00		0.00*	1,128,570.00

Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

*	A principal writedown of $0 indicates that there is no other-than-temporary impairment

Attachment 9

Alesco Preferred Funding XII, Ltd.

OTTI Test, Class C-1 Notes

Data as of 12/31/2008

Sterne Agee Base Case Assumptions

Prepayments: 10% at the later of the first call date or the fourth quarter of 2011, and none thereafter.

Defaults-Specific Issuers:

IndyMac Bancorp and Colombian Bank & Trust Company are currently in default and Downey Financial, Orion Bancorp, Riverside Banking Company and Capital Corp of the West are currently in deferral. We assumed that Indymac Bancorp will have zero recoveries and that the remaining issuers will have 10% recoveries after 2 years. In addition, we assumed that Citizens Central Bancorp, FCBI and Highland Bancshares will default prior to the 4/15/2009 payment date, with 10% recoveries lagged 2 years.

Banks:

2% annually for 2 years, and 36 basis points annually thereafter, with 10% recoveries lagged 2 years.

Insurance Companies:

Based on AM Best’s ratings and associated idealized default probabilities. Credits on negative watch were downgraded two notches. To account for current credit conditions, we doubled the AM Best’s idealized default probabilities for each of the next two years. We assumed zero recovery on insurance issuer defaults.

Auction Call:	None
LIBOR Flat:	0.026292
Spread:	0.013
Discount Rate:	0.039292

Net Present Value	59999340

Conventional Dealer Base Case Assumptions

Prepayments: 10% at the first call date and 2% annually thereafter.

Defaults/Recoveries:

IndyMac Bancorp and Colombian Bank & Trust Company are currently in default and Downey Financial, Orion Bancorp, Riverside Banking Company and Capital Corp of the West are currently in deferral. We assumed that these issuers will have 10% recoveries lagged 2 years.

Banks:

1.2% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Insurance Companies:

2.1% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Auction Call:	See Note 2, below.
LIBOR Flat:	0.026292
Spread:	0.013
Discount Rate:	0.039292

Net Present Value	60008815

OTTI Impairment	No

Notes:

1)	This analysis assumes that the bond was acquired at par under a generic dealer base case scenario, and that the bond’s coupon is the current yield used to accrete its beneficial interest.

2)	Because of high current defaults, an auction of the performing collateral will not be sufficient to retire the deal’s liabilities under the dealer’s base case scenario.

3)	Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

Attachment 10

SEPT_PRICE

Cashflow Report	Settle Date:	Sep 23, 2008
Bond:	01450nad4	Scenario:	2
Deal, Tranche:	ALESCO17,C1	CUSIP	01450NAD4	Assumps Used	Portfolio
Orig Face	$1,000,000.00	Cur Face	$1,000,000.00	Latest Update	0809
Scenario Name	9/30/08	Prepay Rate	100 *CPR0-5y-20-1y-5	YMP	Incl pnlty	Prepay Monthly	No
Default Rate	100 *10yr1-0after	Default Severity	100	Servicer Advance	All but newly liqdtd	Advance (% of P&I)	0
Recovery Lag	12	Recovery Time Series	100	Liquidation Time Series	0	Rate During Init Recov Lag	0
Severity During Init Recov Lag	0	Default Monthly	Yes	Already Defaulted Severity (%)	100	Already Defaulted Lag	12
Already Defaulted Time Series	100	Already Defaulted Liq Time Series	0	Already Defaulted Advance (%)	0	Already Defaulted Serv Advance	All but newly liqdtd
Opt Redem	N/N	LIBOR_3MO	2.7

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest
Total		1,000,000.00	1,232,881.85	2,232,881.85		0.00*	1,232,881.85

Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

*	A principal writedown of $0 indicates that there is no other-than-temporary impairment

Attachment 11

Alesco Preferred Funding XVII, Ltd.

OTTI Test, Class C-1 Notes

Data as of 12/31/2008

Sterne Agee Base Case Assumptions

Prepayments: 10% at the later of the first call date or the fourth quarter of 2011, and none thereafter.

Defaults-Specific Issuers:

IndyMac Bancorp is currently in default and Riverside Banking, Silver State Bancorp, Truman Bancorp and Venture Financial Group are currently in deferral. We assumed that Indymac Bancorp will have zero recoveries and that the remaining issuers will default with 10% recoveries after 2 years. We did not identify any addition CAMELS 4 or 5 rates issuers in this deal.

Banks:

2% annually for 2 years, and 36 basis points annually thereafter, with 10% recoveries lagged 2 years.

Insurance Companies:

Based on AM Best’s ratings and associated idealized default probabilities. Credits on negative watch were downgraded two notches. To account for current credit conditions, we doubled the AM Best’s idealized default probabilities for each of the next two years. We assumed zero recovery on insurance issuer defaults.

Auction Call:	None
LIBOR Flat:	2.629%
Spread:	1.500%
Discount Rate:	4.129%

Sterne Agee Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/23/08		42,000,000			—
Net Present Value							41,999,380

Conventional Dealer Base Case Assumptions

Prepayments: 10% at the first call date and 2% annually thereafter.

Defaults/Recoveries:

IndyMac Bancorp is currently in default and Riverside Banking, Silver State Bancorp, Truman Bancorp and Venture Financial Group are currently in deferral. We assumed that these issuers will have 10% recoveries lagged 2 years.

Banks:

1.2% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Insurance Companies:

2.1% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Auction Call:	See Note 2, below.
LIBOR Flat:	2.629%
Spread:	1.500%
Discount Rate:	4.129%

Dealer Base Case Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/23/08		42,000,000			—
Net Present Value							41,999,385

							No

OTTI Impairment

Notes:

1)	This analysis assumes that the bond was acquired at par under a generic dealer base case scenario, and that the bond’s coupon is the current yield used to accrete its beneficial interest.

2)	Because of high current defaults, an auction of the performing collateral will not be sufficient to retire the deal’s liabilities under the dealer’s base case scenario until 6/23/2037.

3)	Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

Attachment 12

SEPT_PRICE

Cashflow Report	Settle Date:	Sep 23, 2008
Bond:	74041EAC9	Scenario:	2
Deal, Tranche:	PREFTS16,B	CUSIP	74041EAC9	Assumps Used	Portfolio
Orig Face	$1,000,000.00	Cur Face	$992,295.00	Latest Update	0809
Scenario Name	9/30/08	Prepay Rate	100 *CPR0-5y-20-1y-5	YMP	Incl pnlty	Prepay Monthly	No
Default Rate	100 *10yr1-0after	Default Severity	100	Servicer Advance	All but newly liqdtd	Advance (% of P&I)	0
Recovery Lag	12	Recovery Time Series	100	Liquidation Time Series	0	Rate During Init Recov Lag	0
Severity During Init Recov Lag	0	Default Monthly	Yes	Already Defaulted Severity (%)	100	Already Defaulted Lag	12
Already Defaulted Time Series	100	Already Defaulted Liq Time Series	0	Already Defaulted Advance (%)	0	Already Defaulted Serv Advance	All but newly liqdtd
Opt Redem	N/N	LIBOR_3MO	2.7

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown		Accrued Interest
Total		992,295.36	794,559.84	1,786,855.20		0.00	992,295.36	0.00	*	794,559.84

Quarterly cash flow detail maintained in CNB Financial Corporation's secure Finance Department electronic directory.

*	A principal writedown of $0 indicates that there is no other-than-temporary impairment

Attachment 13

Preferred Term Securities XVI

OTTI Test, Class B Notes

Data as of 12/31/2008

Sterne Agee Base Case Assumptions

Prepayments: 10% at the later of the first call date or the fourth quarter of 2011, and none thereafter.

Defaults-Specific Issuers:

PFF Bancorp, CapitalSouth Bancorp, BankUnited Financial and Corus Bankshares are currently deferring interest. We assumed that these issuers will default with 10% recoveries lagged 2 years. In addition, we assumed that Scottish Re will default prior to the 3/23/2009 payment date with no recovery.

Banks:

2% annually for 2 years, and 36 basis points annually thereafter, with 10% recoveries lagged 2 years.

Insurance Companies:

Based on AM Best’s ratings and associated idealized default probabilities. Credits on negative watch were downgraded two notches. To account for current credit conditions, we doubled the AM Best’s idealized default probabilities for each of the next two years. We assumed zero recovery on insurance issuer defaults.

Auction Call:	None
LIBOR Flat:	2.629%
Spread:	1.000%
Discount Rate:	3.629%

Sterne Agee Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/23/08		62,883,556			—
Net Present Value							62,888,774

Conventional Dealer Base Case Assumptions

Prepayments: 10% at the first call date and 2% annually thereafter.

Defaults/Recoveries:

PFF Bancorp, CapitalSouth Bancorp, BankUnited Financial and Corus Bankshares are currently deferring interest. We assumed that these issuers will default with 10% recoveries lagged 2 years.

Banks:

1.2% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Insurance Companies:

2.1% at the end of every third year of the deal, with 10% recoveries lagged 2 years.

Auction Call:	Successful at the end of year 10.
LIBOR Flat:	2.629%
Spread:	1.000%
Discount Rate:	3.629%

Dealer Base Case Projected Cash Flows

Quarter	Date	Quarterly Periods	Beginning Balance	Principal	Interest	Total Cash Flow	Present Value of Cash Flows
	12/23/08		62,883,556			—	—
Net Present Value							62,883,229

OTTI Impairment	No

Notes

1)	This analysis assumes that the bond was acquired at par under a generic dealer base case scenario, and that the bond’s coupon is the current yield used to accrete its beneficial interest.
2)	Quarterly cash flow detail maintained in CNB Financial Corporation’s secure Finance Department electronic directory.

Attachment 14

CNB Financial Corporation

Trust Preferred Securities with a Remaining Cost Basis

December 31, 2008

	Alesco V	Alesco XII	Alesco XVII	MM Community Funding	Preferred Term XVI
CUSIP number	01448TAD6	01450DAE4	01450NAD4	55309TAC2	74041EAC9

CNB tranche	C1	C1	C1	B	B

CNB tranche amount	42,350,000	60,000,000	42,000,000	84,629,410	63,159,600

CNB cost basis	2,000,000	1,866,469	1,000,000	1,223,618	990,100

Other than temporary impairment conclusion	NO	NO	NO	NO	NO

Cost basis at 12/31/08 - unadjusted	2,000,000	1,866,469	1,000,000	1,223,618	990,100

Other than temporary impairment charge	—	—	—	—	—

Cost basis at 12/31/08 - adjusted	2,000,000	1,866,469	1,000,000	1,223,618	990,100

Fair value provided by Sterne Agee	0.32	0.21	0.33	1.03	0.43

Incremental defaults required to break yield under the following scenarios (see Note 1):
15% - 30% - 30% - 15% - 10%	41,979,823	140,059,419	74,299,664	See Note 2	176,233,941

40% - 20% - 20% - 10% - 10%	40,815,923	136,424,150	72,391,799	See Note 2	174,936,488

20% - 20% - 20% - 20% - 20%	42,457,321	141,846,245	75,180,217	See Note 2	181,875,041

Note 1: The scenario descriptions denote the percentage of performing collateral that is defaulted in each year, beginning 6 months from the latest payment date. For example, the “15%-30%-30%-15%-10%” scenario denotes the default percentages applied to the performing balance in each of the next five years of the deal. Intex’s calculation of the break even default rate represents the percentage of these default rate scenarios that the deal can sustain prior to the bond breaking yield. Recoveries were assumed to be 10%, lagged two years.

Note 2: Intex does not incorporate hedge terminations in its cumulative loss algorithm, which distorts results for deals like MM Community Funding II, that have small balances. When hedge terminations are accounted for, these notes do not break yield under Sterne Agee’s base case scenario. For a further detailed discussion, see our response to Question #3 from the SEC’s comment letter dated March 3, 2009.

Attachment 15